UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the transition period from            to

Commission file number 1-12387

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

DRiV 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tenneco Inc.

7450 McCormick Blvd.

Skokie, IL 60076

DRiV 401(k) RETIREMENT SAVINGS PLAN / EIN 83-4117479 / PN 141

DRiV 401(k) RETIREMENT SAVINGS PLAN

GRANT THORNTON LLP Grant Thornton Tower 171 North Clark Street, Suite 200 Chicago, IL 60601-3370 D +1 312 856 0200 F +1 312 602 8099	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants

DRiV 401(k) Retirement Savings Plan

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of DRiV 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

GT.COM	Grant Thornton LLP is the U.S. member firm of Grant Thornton International Ltd (GTIL). GTIL and each of its member firms are separate legal entities and are not a worldwide partnership.

Supplemental information

The supplemental schedule of assets (held at end of year) as of December 31, 2021 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP We have served as the Plan’s auditor since 2008. Chicago, Illinois June 24, 2022

DRiV 401(k) Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2021 and 2020

	2021	2020
Assets
Investments, at fair value	$920,805,485	$879,037,436

Receivables:
Other receivables	5,646	26,413
Notes receivable from participants	14,251,401	14,472,715

Total receivables	14,257,047	14,499,128

NET ASSETS AVAILABLE FOR BENEFITS	$935,062,532	$893,536,564

DRiV 401(k) Retirement Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2021

Additions
Contributions:
Company	$24,376,416
Participant	29,381,826
Rollovers	3,331,886

Total contributions	57,090,128

Investment income:
Net appreciation in fair value of investments	43,955,042
Interest and dividends	64,476,004

Net investment income	108,431,046

Interest income on notes receivable from participants	554,281

Total additions	166,075,455

Deductions
Benefits paid to participants	124,063,326
Administrative expenses	694,551

Total deductions	124,757,877

Net increase, prior to transfers	41,317,578

Net transfers from other Company plans	208,390

Net assets available for benefits
Beginning of year	893,536,564

End of year	$935,062,532

DRiV 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

A.	DESCRIPTION OF THE PLAN

The following is a description of the DRiV 401(k) Retirement Savings Plan (the “Plan”). Participants should refer to the Plan document for more complete information.

General – The Plan is a defined contribution plan covering substantially all U.S. salaried and hourly employees of DRiV Automotive Inc. and certain of its affiliates (the “Company”), a wholly owned subsidiary of Tenneco Inc. (“Tenneco”). Participation by union employees is subject to provisions that may be different from those applicable to non-union hourly employees as determined pursuant to negotiations with the union and incorporated into the Plan document. The special provisions applicable to union employees are not discussed in this summary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Benefits Administrative Committee of Tenneco Inc. appointed by the Company (the “Committee”) is the plan administrator (as defined under ERISA) and has the authority for the day-to-day administration of the Plan.

Eligibility – Employees are eligible to participate in the Plan as soon as practicable following the earlier of the recordkeeper’s receipt of an application for enrollment or after two complete calendar months of employment provided the employee has not waived automatic enrollment.

Contributions – If he or she is not already enrolled or has not waived automatic enrollment, an eligible employee is automatically enrolled in the Plan as of the first day of the month following completion of the two month eligibility requirements at a pretax contribution rate of 3% of annual compensation, as defined in the Plan document, subject to certain Internal Revenue Code (“IRC”) limitations. The Plan allows participants to make Roth elective contributions. Participants can elect to increase their pretax salary deferral contributions and/or Roth elective contributions rate, subject to certain IRC limitations up to 75%, of compensation in any whole percentage, at any time.

Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions subject to IRC limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans and annuity contracts or individual retirement accounts as rollover contributions.

The employer matching contribution is equal to 100% on the first 3% of eligible compensation, and 50% of the next 2% of eligible compensation, based on employee pretax and Roth contributions to the Plan each payroll period. Additional amounts may also be contributed at the discretion of the Company. No such additional discretionary contributions were made for the year ended December 31, 2021.

In addition to matching contributions, eligible participants also receive a nonelective employer contribution (“CRC contribution”) at a rate that is based upon a participant’s age in accordance with an age-graded schedule outlined in the Plan document.

Participant Accounts – An individual account is maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the employer matching contributions, the CRC contributions, allocations of Company discretionary contributions, and Plan earnings; it is also charged with withdrawals and an allocation of Plan losses and administrative expenses. Participants direct the investment of their contributions and the employer contributions credited to their account into various investment options offered by the Plan. Allocations are based on participant compensation or account balances, as applicable. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are vested immediately in their pretax and Roth contributions and the employer matching contributions plus actual earnings thereon. Participants are also vested in rollover contributions to the Plan. The CRC contributions and any additional Company contributions cliff vest after the participant has completed 3 years of service (or, if earlier, upon the participant’s death, disability or attainment of age 65 while employed).

Notes Receivable from Participants – Active participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000, less their highest outstanding loan balance in the previous 12 months or 50% of their account balance, whichever is less, as long as the participants have no outstanding loans. Each participant may only have one loan outstanding at any time. Loans for the purchase of a primary residence can be for 15-year duration. All other borrowings shall be paid back in equal payments, primarily through payroll deductions, not to exceed four-and-one-half years. The loans are secured by the balance in the participant’s account and bear interest at rates equal to the prime rate as reported in The Wall Street Journal at the time the loan is made; current outstanding loans are maturing at interest rates of 3.25%-6.50%. In response to COVID-19 and as permitted by the Coronavirus Aid, Relief, and Economic Security Act, qualified participants are permitted to temporarily defer loan repayments until January 1, 2021 on both new and existing loans.

Termination of Participation – Upon termination of service due to disability, retirement, or other termination of employment (other than death), a participant may elect to receive a lump-sum distribution equal to the value of the participant’s vested interest in his or her account or, if the participant’s vested interest in the account was more the $1,000, to continue to maintain the account under the Plan and to receive a distribution at a later date as provided in the Plan. If the participant’s account does not exceed $1,000, the participant is required to receive a lump-sum amount or roll over the amount to another qualified plan or individual retirement account. In the event of the participant’s death, his or her account will be distributed to the beneficiary in a lump sum as soon as practicable after the participant’s death.

Forfeitures – At December 31, 2021 and 2020, forfeited nonvested accounts totaled approximately $634,000 and $954,000, respectively. These forfeitures are used to reduce future employer contributions and/or pay Plan administrative expenses. For the year ended December 31, 2021, approximately $1,044,000 of forfeitures were used to reduce employer contributions and/or pay Plan administrative expenses. If a participant terminates and is rehired within five years, any forfeited balance will be reinstated.

Voting Rights – Each participant who has an interest in the Tenneco Inc. stock fund is entitled to exercise voting rights attributable to the shares held in his or her stock fund account and is notified by the Trustee, Fidelity, as defined by the Plan, prior to the time that such rights are to be exercised. If the Trustee does not receive timely instructions, the Trustee itself or by proxy shall vote all such shares in the same ratio as the shares with respect to which instructions were received from participants.

B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”).

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan utilizes various investment instruments, including common stock, registered investment companies, a collective trust fund and self-directed brokerage accounts. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

The coronavirus outbreak (“COVID-19”) continues as of the date of this report. While certain measures to reduce the spread of COVID-19 continue to be scaled back or done away with, we may face new or longer-term requirements and other operational restrictions due to, among other factors, future variants of COVID-19, vaccination rates and effectiveness, and evolving governmental restrictions.

Tenneco also faces supply chain constraints within the automotive industry and may encounter difficulty in obtaining steel and other commodities at current contractual prices and as a result may incur higher costs to procure these items. In addition, the automotive industry continues to face a shortage of semiconductors, which has led to production disruptions globally and created operating challenges for the automotive supplier base.

There are many uncertainties related to the COVID-19 global pandemic as well as the ongoing semiconductor shortage, other supply chain challenges, and the effects of inflation on commodities, other purchases, and labor costs that could negatively affect the Plan’s statement of net assets available for benefits and statement of changes in net assets available for benefits. The Plan’s individual investments fluctuate in response to changing market conditions, therefore the effect of the COVID-19 pandemic and other macroeconomic conditions on its investment values in subsequent periods, if any, cannot be determined.

Investment Valuation and Income Recognition – The Plan’s investments are presented at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market prices are used to determine the fair value of the Plan’s investments, when available.

See Note C for discussion of fair value measurements.

Management fees and operating expenses charged to the Plan for investments in registered investment companies are deducted from income earned on a daily basis and are not separately reflected. Consequently, these management fees and operating expenses are reflected in net appreciation (depreciation) in the fair market value of investments for such investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants—Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. If a participant ceases to make loan payments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded. No allowance for credit losses has been recorded as of December 31, 2021 and 2020.

Net Appreciation/(Depreciation) in Fair Value of Investments – Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as investment income.

Administrative Expenses – Administrative expenses of the Plan are paid by the Plan as provided by the Plan document unless such expenses are paid directly by the Company.

Payment of Benefits – Benefit payments to participants are recorded when paid.

Subsequent Events – We have evaluated events and transactions occurring subsequent to December 31, 2021 through the date these financial statements were issued. We did not identify any items which would require disclosure in or adjustment to the financial statements, other than as noted below.

On February 22, 2022, Tenneco entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Pegasus Holdings III, LLC (“Parent”) and Pegasus Merger Co., a wholly owned subsidiary of Parent (“Merger Sub” and together with Parent, “Buyer”). Pursuant to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into Tenneco (the “Merger”) with Tenneco continuing as the surviving corporation of the Merger and as a wholly-owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each share of Class A voting common stock that is issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled pursuant to the Merger Agreement or shares held by holders who have made a valid demand for appraisal in accordance with Section 262 of the Delaware General Corporation Law but including any shares held under the Master Trust as discussed below), will be automatically converted into the right to receive $20.00 in cash, without interest.

The closing of the Merger is subject to various conditions. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement.

Further, we expect that on or about July 1, 2022, the Plan will be merged into the Tenneco 401(k) Investment Plan. All assets will be transferred as soon as administratively possible following the merger date. Participant loans, Tenneco stock, and the self-directed brokerage accounts will be transferred in-kind. A participant’s benefit after the transfer will be equal to their benefit before the merger date.

C.	FAIR VALUE MEASUREMENTS

A three-level valuation hierarchy, based upon observable and unobservable inputs, is used for fair value measurements. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions based on the best evidence available. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 inputs must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following is a description of the valuation methodologies used to measure assets at fair value. There have been no changes in the methodologies used at December 31, 2021 and 2020.

Common stock and registered investment companies – Valued at the closing price reported on the active market on which the individual securities are traded.

Brokerage account – Consists primarily of common stock and registered investment companies, which are valued at the closing price reported on the active market on which the individual securities are traded.

Collective trust – Valued at the net asset value (“NAV”) per share (or its equivalent) based on information reported by the investment advisor using audited financial statements of the collective trust at year-end. The NAV is used as a practical expedient to estimate fair value. NAV is based on the fair value of the underlying investments held by the trust, with the exception of fully-benefit responsive investment contracts held by the trust that are valued at contract value, less liabilities. Contract value represents contributions made to a fund, plus earnings, less participant withdrawals. The collective trust’s NAV represents fair value since this is the amount at which the Plan transacts with the trust. Plan management believes that the value of the collective trust is reasonably stated and that no adjustment to NAV as of December 31, 2021 and 2020 is required.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the collective trust at contract value on a daily basis. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust for up to twelve months in order to ensure that securities liquidations will be carried out in an orderly manner.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2021 and 2020:

	Plan Assets at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Registered investment companies	$820,403,523	$—	$—	$820,403,523
Tenneco common stock	21,647,284	—	—	21,647,284
Brokerage account	2,607,139	—	—	2,607,139

Total assets in the fair value hierarchy	$844,657,946	$—	$—	844,657,946

Collective trust fund valued at net asset value (“NAV”)				76,147,539

Investments at fair value				$920,805,485

	Plan Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Registered investment companies	$775,046,541	$—	$—	$775,046,541
Tenneco common stock	20,720,391	—	—	20,720,391
Brokerage account	2,933,468	—	—	2,933,468

Total assets in the fair value hierarchy	$798,700,400	$—	$—	798,700,400

Collective trust fund valued at net asset value (“NAV”)				80,337,036

Investments at fair value				$879,037,436

The collective trust fund does not file as a direct filing entity with the Department of Labor. Its investment strategy is to provide current income while maintaining stability of invested principal. The fund pursues its investment objective by investing primarily in a diversified portfolio of guaranteed investment contracts (“GICs”); wrapped fixed income contracts (“synthetic GICs”); separate account contracts; cash and cash equivalents; and other instruments.

D.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2021 and 2020, the Plan held shares of the Fidelity Low-Priced Stock Fund and the Fidelity Government Money Market Fund, which are managed by Fidelity Investments, an affiliate of the trustee of the Plan. Therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on this investment.

At December 31, 2021 and 2020, the Plan held 1,915,689 and 1,954,032, respectively, shares of common stock of Tenneco, the ultimate parent of the sponsoring employer. During 2021, the Plan did not receive any common stock dividends from Tenneco.

E.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA and the terms of the Plan. In the event of a Plan termination, participants would become 100% vested in employer contributions. Any assets which are not allocated to the accounts of participants upon the complete termination of the Plan, or complete discontinuance of contributions, will be allocated among all of the participant accounts pro rata on the basis of their respective balances.

F.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) determined and informed the Company by a letter dated March 4, 2016, that the form of the Plan conforms to the applicable requirements of the IRC. The Plan has been amended and restated since receiving the letter, however, the Company and the plan administrator believe that the Plan continues to be designed and operated in all material respects in compliance with the applicable requirements of the IRC and the related trust continues to be tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Company has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

DRiV 401(k) Retirement Savings Plan

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2021

Identity of party involved/ description of asset	Cost (a)	Current value
Registered Investment Companies
American Funds AMCAP Fund		$63,839,389
American Funds EuroPacific Growth Fund		42,049,028
DWS RREEF Real Estate Securities Fund		6,070,022
* Fidelity Government Money Market Fund		155,996
* Fidelity Low-Priced Stock Fund		5,929,543
Goldman Sachs Government Income Fund		4,147,414
JPMorgan Core Bond Fund		33,288,287
Lazard Emerging Markets Equity Portfolio		14,059,666
MSIF Trust Discovery I		27,818,481
T. Rowe Price Retirement 2010 Fund		2,797,574
T. Rowe Price Retirement 2015 Fund		13,464,562
T. Rowe Price Retirement 2020 Fund		42,229,502
T. Rowe Price Retirement 2025 Fund		92,573,265
T. Rowe Price Retirement 2030 Fund		84,444,626
T. Rowe Price Retirement 2035 Fund		64,893,258
T. Rowe Price Retirement 2040 Fund		41,272,219
T. Rowe Price Retirement 2045 Fund		36,552,517
T. Rowe Price Retirement 2050 Fund		41,641,956
T. Rowe Price Retirement Income Fund		4,464,220
Vanguard Institutional Index Fund		97,886,995
Vanguard Small Cap Index Fund		19,560,451
Vanguard Selected Value Fund		16,545,912
Vanguard Total Bond Market Index Fund		16,812,018
Vanguard Windsor II Fund		47,906,623
Collective Trust Fund
Mellon Stable Value Fund		76,147,539
Common Stock
* Tenneco Inc.		21,647,284
* Self-Directed Brokerage Account		2,607,139
* Participant Notes Receivable, 3.25% — 6.50%		14,251,401

		$935,056,886

*Represents a party-in-interest.

(a)	Cost information omitted as all investments are fully participant directed.

INDEX TO EXHIBITS

Exhibit	Description

23.1	Consent of Grant Thornton LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DRIV 401(k) RETIREMENT SAVINGS PLAN

/s/ Zhenfang Lou
Date: June 24, 2022	By: Zhenfang Lou